Filed Pursuant to Rules 424(b)(3) and 424(c)
Registration No. 333-43988

FOURTEENTH PROSPECTUS SUPPLEMENT DATED APRIL 16, 2002
(to prospectus dated September 12, 2000)

$551,450,000

KOHL'S

Liquid Yield Option™ Notes (Zero Coupon - Subordinated) due 2020
and
The Common Stock Issuable Upon Conversion of the LYONs

ADDITIONAL SELLING SECURITYHOLDER(6)

       The following represents an additional selling securityholder for the table on pages 26-34 of the prospectus dated September 12, 2000.

Name and Address	Principal Amount at Maturity of LYONs Beneficially Owned That May Be Sold	Percentage of LYONs Outstanding	Number of Shares of Common Stock That May Be Sold (1)	Percentage of Common Stock Outstanding (2)
Northern Income Equity Fund 50 S. LaSalle Street, M15 Chicago, IL 60675	$ 4,000,000	*	28,624	*

*Less than 1%.
(1)

Assumes conversion of all of the holder's LYONs at a conversion rate of 7.156 shares of common stock per $1,000 principal amount at maturity of the LYONs. However, this conversion rate will be subject to adjustment as described under "Description of LYONs - Conversion Rights." As a result, the amount of common stock issuable upon conversion of the LYONs may increase or decrease in the future.

(2)

Calculated based on Rule 13d-3(d)(1)(i) of the Exchange Act using 329,669,427 shares of common stock outstanding as of May 26, 2000. In calculating this amount, we treated as outstanding that number of shares of common stock issuable upon conversion of all of that particular holder's LYONs. However, we did not assume the conversion of any other holder's LYONs.

(6)

Total principal amount of selling securityholders listed is more than $551,450,000 because certain of the selling securityholders may have transferred LYONs pursuant to Rule 144A or otherwise reduced their position prior to selling pursuant to this Registration Statement. The maximum principal amount of LYONs that may be sold under this prospectus will not exceed $551,450,000.